February 28, 2014


Via Facsimile and EDGAR

Ms. Christina Chalk
Senior Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

	Re:	Dynacq Healthcare, Inc.
		Schedule TO-T filed February 19, 2014
		Filed by Furlong Fund LLC et al
		File No. 5-53721
Dear Ms. Chalk:
	On behalf of Furlong Fund, LLC ('Furlong'); Furlong
Financial, LLC; and Daniel Rudewicz, The International
Business Law Group, LLC ('we') submits this letter in response to your letter dated February 25, 2014, regarding comments made by the staff of the Division of Corporation
Finance (the 'Staff') of the United States Securities and
Exchange Commission (the 'SEC') in relation to Furlong's
Tender Offer Statement on Schedule TO-T, originally filed with the SEC on February 19, 2014 (the 'Schedule TO').
Concurrent herewith, Furlong has filed Amendment No. 1 to the Schedule TO. Unless indicated otherwise or the context requires otherwise, all defined terms herein have the same meaning as in Furlong's offer materials, as filed on February 19, 2014 ('Offer Materials').

Schedule TO-T - Exhibit (a)(5)(A) -  Form of Advertisement

1.	You have included a 'form of advertisement' as
Exhibit (a)(5)(A). In your response letter, tell us 	where
this advertisement was published and on what date. We may have further comments.

	Exhibit (a)(5)(A) contained the material in the press
release that Furlong issued through PR 	Newswire as well
as the advertisement that appeared in all print editions of
the newspaper the 	Galveston Daily. While the margins
and layout of the ad and the press release may have varied
	because of the nature where they were published, both
the press release and the ad contained the 	written
material in Exhibit (a)(5)(A). Both were published on February 19, 2014.

2.	See our last comment above. Tell us how you commenced
this Offer and how and when the Offer to 	Purchase was
disseminated. We may have further comments.

	The Offer commenced on February 19, 2014. On that date, in addition to filing the Offer Materials on EDGAR,
Furlong: (1) placed an ad in the Galveston Daily; (2) issued a press release via PR Newswire; (3) posted the Offer to Purchase and the other Offer Materials at www.FurlongFilings.com; (5) went live with a toll free number; and (6) sent a Rule14d-5 request to Dynacq
Healthcare, Inc. (the 'Company').

	The ad in the Galveston Daily falls within the Rule
14d-4(c) safe harbor because the ad was 'published in all
editions of a daily newspaper with a national circulation.'
17 CFR ' 240.14d-4(c).   The Galveston Daily prints seven
days a week, making it a 'daily newspaper,' and it has a national circulation. The Galveston Daily like other newspapers, ships its print editions to subscribers across the United States. See http://www.galvestondailynews.com/site/services.

	Rule 14d-4(c) also states that 'adequate publication
.. . . may only require publication in a newspaper with
metropolitan or regional circulation.'   17 CFR ' 240.14d-
4(c). While Furlong chose to publish in a paper with a national circulation, Rule 14d-4(c) indicates that tender offer materials may be adequately disseminated by publication in a regional paper, depending on the facts and circumstances. The Company's current total market cap is below $1,000,000. We believe that Furlong's Offer would also qualify, based on the facts and circumstances, for regional dissemination under Rule 14d-4(c). The press release was, in fact, picked up by regional papers. See Furlong Fund, LLC Announces Commencement of Tender Offer to Purchase 6,020,306 Shares of Common Stock of Dynacq Healthcare, Inc. at $0.03 PER SHARE, The Sacramento Bee, http://www.sacbee.com/2014/02/19/6169935/furlong-fund-llc-announces-commencement.html.

	Furlong also issued a press release through PR
Newswire. The press release was picked up by several media outlets. See Furlong Fund, LLC Announces Commencement of
Tender Offer to Purchase 6,020,306 Shares of Common Stock of Dynacq Healthcare, Inc. at $0.03 PER SHARE MarketWatch, http://www.marketwatch.com/story/furlong-fund-llc-announces-commencement-of-tender-offer-to-purchase-6020306-shares-of-common-stock-of-dynacq-healthcare-inc-at-003-per-share-2014-02-19. Because the methods described in Rule
14d-4 are not mandatory, we feel this widely-disseminated press release alone was sufficient to ensure that security holders received information concerning the Offer, as prescribed by Rule 14d-4. The Staff has provided some guidance as to the usage of what are considered acceptable methods of dissemination under Rule 14d-4:

	'Question: Assuming that a public announcement has
been made which would require the bidder to 	file tender
offer materials, need the bidder do anything more than file
and deliver tender offer 	materials in accordance with
Rule 14d-3?

	Response: Yes.  The bidder must also make adequate
dissemination of its offer to security holders.  	See
Rule 14d-2(b)(2).  Under the statutory scheme, tender
offers commence on the date they are first 	published
or sent or given to security holders.  See Rule 14d-2(a).
In the Division's view, adequate 	publication, sending or
giving is always required in order to assure that the
information required by 	Rule 14d-6 is disseminated to
security holders who are confronted with an investment
decision to 	tender, sell or hold the securities being
sought by the bidder.  Rules 14d-4 and 14d-5 set forth
	procedures which, if followed, will be deemed to
constitute adequate publication.  	Recognizing, however,
that some flexibility should be afforded, Rules 14d-4 and
14d-5 are not 	mandatory; and each bidder is free to
select those means of dissemination which, under the
	particular circumstances, will reasonably assure that
the information referred to in Rule 14d-6 	will be
disseminated adequately to security holders.'

Exchange Act Interp. Rel. No. 16623 (Mar. 5, 1980).

	We believe that the usage of a press release to advertise and announce the Offer is in line with the current SEC view on the dissemination of information to investors. See Exchange Act Release Nos. 33-7787, 34-42259
(Dec. 20, 1999) ('. . . an issuer could make public disclosure by disseminating a press release containing the information through a widely circulated news or wire service. Under current practice and SRO rules, corporate issuers typically provide press releases to services such as Dow Jones, Bloomberg, Business Wire, PR Newswire, or
Reuters. Any of these services would continue to be a satisfactory means of making public disclosure.'); see also
Exchange Act Rel. No. 34-55146 (Jan. 22, 2007) (Internet
Availability of Proxy Materials); see also Exchange Act
Rel. No. 34-55147 (Jan. 29, 2007) (Universal Internet
Availability of Proxy Materials).

	Additionally, on February 19, 2014, Furlong's delivered a letter to the Company, pursuant to Rule 14d-5, requesting the Company make an election pursuant to the Rule. On February 21, 2014, Furlong received a response from the Company's counsel stating that it believed the offer was in violation of the tender offer rules. Thus far, Furlong has not received the Company's election with respect to Rule 14d-5. Upon receipt of the letter, the Company had two business days to make an election. Had the Company timely made an election in accordance with Rule
14d-5, the Offer Materials, which were printed and ready for mailing, would have been sent to all security holders a full twenty business days (or more) before the expiration date. However, as noted above, the company declined to make an election. Furlong has sent a second request for the Company to make an election pursuant to Rule 14d-5. As of the writing of this letter, the Company has yet to make an election.

	While either the press release through the PR
Newswire or the ad in the Galveston Daily would be sufficient for adequate dissemination of Offer, the combination of both certainly provided for adequate dissemination. Furthermore, Furlong took the extra steps of posting the Offer Materials to www.FurlongFilings.com as well as setting up a dedicated toll-free number. Moreover, Furlong attempted to mail the Offer Materials to all shareholders though its Rule 14d-5 request.

Exhibit (a)(1)(A) - Offer to Purchase

Summary of the Offer - How much are you offering to pay?, page 1

3.	We note the disclosure that if a dividend is paid on
the Shares that are the subject of the offer, you 	will
reduce the offer price by the amount of the dividend.
Please note that if a dividend is 	distributed
	during the offer period and you intend to reduce the
offer price by the amount of the dividend, we 	believe you
must notify shareholders at such time that this occurs
through revised offer materials. 	Depending on the time
remaining in the offer, you may also be required to extend
the tender offer. 	Please confirm your understanding
in your response letter.

	In response to this comment, Furlong has revised the answer to 'How much are you offering to pay and what is the form of payment?' on page 1 to read as follows:

	'We are offering to pay $0.03 per share, net to you in cash without interest, less the amount of any
	dividends declared or made with respect to the Shares
between the date of this Offer to Purchase and 	the
Expiration Date. The Offer Price would be reduced by the
amount of dividends made or declared 	prior to 	the
Expiration Date. If the Offer Price is reduced because of
such dividends, the Purchaser 	will provide notice of
such reduction, and depending on the time remaining before
the Expiration 	Date of the Offer, the Purchaser may be
required to extend the offer. Any dividends made or
	declared after the 	Expiration Date would, by the
terms of the Offer and as set forth in the Letter of
	Transmittal, be assigned by tendering Shareholders to
the Purchaser. If you hold your Shares directly 	as
the registered owner and you tender your Shares in the
Offer, you will not have to pay brokerage 	fees or
similar expenses. If you own your Shares through a broker,
dealer, commercial bank, 	trust company or other
nominee, and the holder of your Shares tenders them on your
behalf, your 	nominee may charge you a fee for doing
so. You should consult the nominee that holds your
	Shares to determine whether any charges will apply.
See 'Introduction' of this Offer to 	Purchase 	and
Section 3 - 'Procedure for Tendering Shares.''

Is your financial condition relevant to my decision to tender my shares in the tender offer?, Page 1

4.	Financial statements are not generally considered
material in a tender offer when (a) the 	consideration in
the offer consists solely of cash; (ii) the offer is not
subject to a financing condition; 	and either (iii) the
offeror is a public reporting company under Section 13(a)
or 15(d) of the 	Exchange Act that files reports
electronically on EDGAR or the offer is for all outstanding
shares of 	the subject class. See Instruction 1 to Item 10
of Schedule TO. In this case, you are conducting a
	partial offer for up to 41.75% of Dynacq's
outstanding shares. In addition, Furlong is not a
	reporting company. Therefore, we believe financial
statements would generally be considered 	material in the
context of this offer, in particular because, if the offer
is fully subscribed, you will 	own over 42% of the
Company. In addition, you are not an existing shareholder
or affiliate about 	whom shareholders of Dynacq would
otherwise have information.  Please amend to provide the
	financial statements required by Item 10 of Schedule
TO as to each entity listed as a bidder in the 	offer.

	Compliance with the safe harbor provided in Instruction 2 to Item 10 of Schedule TO is not the only standard by which the materiality of financial statements is assessed.

In its release 'Filing and Disclosure Requirements Relating to Tender Offers,' the SEC stated:

'[A] determination as to whether disclosure of financial information is material is dependent on the facts and circumstances concerning the tender offer. These may include, but are not limited to: (1) the terms of the tender offer, particularly those terms concerning the amount of securities being sought, such as any or all, a fixed minimum with the right to accept additional shares tendered, all or none, and a fixed percentage of the outstanding; (2) whether the purpose of the tender offer is for control of the subject company; (3) the plans or proposals of the bidder described in Item 5 of the Schedule; and (4) the ability of the bidder to pay for the securities sought in the tender offer and/or to repay any loans made by the bidder or its affiliates in connection with the tender offer or otherwise. It should be noted that the factors described above are not exclusive nor is it necessary that any or all such factors be present in order to trigger the materiality test.'

Exchange Act Rel. No. 13787 (July 21, 1977); see also
Exchange Act Rel. No. 42055 (Oct. 22, 1999)
(Regulation of Takeovers and Security Holder
Communications).

While the above factors are not the only ones considered, an analysis of the four factors above would indicate that Furlong's financial statements were not, and continue not to be, material because: (1) Furlong was not, and currently is not, seeking control of the Company, as there is currently a controlling 58% Shareholder; (2) Furlong was, and is currently, acquiring the Shares pursuant to the Offer solely for investment purposes, and with no present intention to seek control of the Company or to change the management or operations of the Company; (3) Furlong was, and is currently, able to provide 100% of the funds required to acquire the maximum number of Shares in the Offer; and (4) the Offer was not, and currently is not, conditioned upon Furlong entering into any financing arrangements. Therefore, we believe the financial statements were not, and continue not to be, material to the Offer.

	However, Furlong has decided to reduce the number of Shares sought. If the maximum number of Shares are tendered in the Offer, Furlong will own 9.9% of the Shares. We believe that this reduction in the maximum amount of securities sought by Furlong, combined with the other factors listed above, eliminates all materiality with respect to Furlong's financial statements.

Until what time can I withdraw previously tendered Shares?
Page 3

5.	The disclosure here states that shareholders may
withdraw tendered securities at 'any time after the
	Expiration Date if the conditions to the Offer are
not satisfied on the Expiration Date.' If the 	conditions
to the Offer are not satisfied as of the Expiration Date,
you as the bidder must 	promptly 	return tendered
	Shares unless you extend the Offer period. See Rule
14e-1(c). Please revise to 	avoid the implication that it
is the obligation of the tendering shareholder to withdraw
in order to 	receive his or her shares back if the
Offer fails.

	In response to this comment, Furlong has revised the answer to 'Until what time can I withdraw previously tendered Shares?' on page 3 to read as follows:

	'Tenders of Shares made pursuant to the Offer may be
withdrawn at any time prior to the Expiration 	Date. If
the conditions to the Offer are not satisfied on the
Expiration Date, the Purchaser will 	promptly return
tendered Shares. If all conditions to the Offer have been
satisfied on the Expiration 	Date, the Purchaser will
deposit with the Depositary the proceeds required to
consummate the Offer 	and will promptly accept for
payment and pay for all properly tendered Shares that have
not been 	withdrawn. See Section 1 -'Terms of the Offer'
and Section 4 - 'Withdrawal Rights.''


What are the Purchaser's intentions concerning the Company?
Page 3

6.	You state that the Offer is being made for investment
purposes and with no intent to seek control of 	the Company
or change the operations or management of the Company.
However, as a 42% 	shareholder if the Offer is fully
subscribed, you would have the ability to influence the
future 	direction of the Company and its management.
Please provide some details about possible future
	plans, including the right you reserve 'at an appropriate time, to exercise [your] rights as a
	Shareholder to vote on matters subject to a Shareholder vote.'

	As noted in the response to comment 4, Furlong has reduced the maximum number of shares sought. If the Offer is fully subscribed, Furlong will be a 9.9% Shareholder. As stated in the Offer, Furlong does not have any future plans. The statement regarding exercising its right as a Shareholder to vote on matter, subject to a Shareholder vote, is correct. Anytime a matter is put to the Shareholders for a vote, Furlong's investment advisor, as a fiduciary, would be able to vote on the matter. However, because the Company has a controlling Shareholder, who owns approximately 58% of the Company's Shares, Furlong's vote on the matter-especially now considering its 9.9% ownership, upon full subscription of the Offer, -would likely not have the ability to significantly influence the outcome of any Shareholder vote.

If I decide not to tender, how will the Offer affect my
Shares? Page 4

7.	You are seeking to purchase up to 41.75% of the
outstanding Shares. When combined with the 	Shares
already owned by Furlong and its affiliates, you will own
42.25% of Dynacq's Shares if the 	offer is fully
subscribed. Ella Chan, the wife of Dynacq's former CEO and
chairman, owns 	approximately 58% of the Shares. It would
thus appear that possible impact of the Offer would be to
	eliminate virtually all public Shares and render the
Company eligible to deregister and cease 	reporting under
the Exchange Act. This potential effect should be
highlighted and clearly disclosed 	throughout the Offer to
Purchase, were the effects of the Offer are described.

	As noted in the response to comment 4, Furlong has reduced the maximum number of Shares sought. If the offer is fully subscribed, Furlong will be a 9.9% Shareholder.

	In response to this comment, Furlong has revised the answer to 'If I decide not to tender, how will the Offer affect my Shares?' on page 4 to read as follows:

	'If a substantial number of Shares are purchased
pursuant to the Offer, the number of stockholders 	and
the 	number of Shares that are held by the public will be
reduced and such number of 	stockholders and such number
of Shares may be so small that the liquidity and volume of
trading 	activity for the Shares may be reduced.
Furthermore, if the number of Shareholders is reduced, the
	Company may become eligible to deregister and cease
reporting under the Exchange Act. See	Section 7 -
'Effects of the Offer.''

	Moreover, Furlong has revised the answer to 'Will the Company continue as a public company following the Offer?'
on page 3 to read as follows:

	'The Company's common stock is currently not listed
on a national exchange and is eligible to trade 	in
the 'Grey Market.' Grey Market securities do not have bid
or ask quotations in the OTC Link 	system or the OTCBB.
Broker-dealers must report Grey Market trades to FINRA, so
trade data is 	available on http://www.otcmarkets.com
and other public sources. Generally, trading in the Grey
	Market is much more limited than trading on NASDAQ.
The Company is registered under Section 	12 of the
Securities and Exchange Act, and may continue to file the
reports required by the Exchange 	Act. However, the Offer
may result in reduction of the number of Shareholders.  If
the number of 	Shareholders is reduced, the Company may
become eligible to deregister and cease reporting 	under
the Exchange Act. Because 	the Company currently has a
Shareholder that beneficially owns 	and has voting power
for a majority of the Shares, the Purchaser is not in a
position to decide any 	vote or have any influence to
decide a vote on any matter, including the Company's
decision to 	continue as an SEC-reporting company or
the Company's decision on where the Shares will
	trade. Regardless of the results of the Offer, the Purchaser has no present intention to seek control of
	the Company or to change the management or operations
of the Company. See Section 8 - 'Future 	Plans' and
Section 9 - 'Information Concerning the Company.''

	Furthermore, Furlong has revised the second paragraph under 'Effect on Trading Market and Registration Status.'
in Section 7 - 'Effects of the Offer ' to read as follows:

	'Thus, if a substantial number of Shares are
purchased pursuant to the Offer, the number of
	stockholders and the number of Shares that are held
by the public will be reduced and such number 	of
stockholders and such number of Shares may be so small that
the liquidity and volume of 	trading activity for the
Shares may 	be reduced. Furthermore, if the number of
Shareholders is 	reduced, the Company may become eligible
to deregister and cease reporting under the Exchange 	Act.'

Additionally, Furlong has revised the second paragraph in
Section 9 - 'Information Concerning the Company' to read as follows:

	'If the number of Shareholders is reduced as result
of the Offer, the Company may become eligible 	to
deregister and cease reporting under the Exchange Act. See
Section 7 - 'Effects of the Offer.''

Establishment of the Offer Price, Page 5

8.	You state that although the Company has 'significant
assets' ($41,636,327 as of 2013 year-end), its 	recent
history of annual-year income and cash flow losses renders
its value $0 in your view. 	However, in the next
sentence, you state that 'a CEO with a M.D. degree is
uniquely positioned to 	turnaround a healthcare company's
financial performance and the Purchaser is making this
Offer 	because of its belief in the Company's current
management team and leadership and ability to 	change the
recent history...' We assume you mean Dr. Eric K. Chan, son
of the Company's former 	deceased CEO, who was
appointed CEO, President and member of the Board of
Directors in May 	2012 and is currently the sole board
member of the Company, as of the 2013 Form 10-K filing.
	Given Mr. Eric Chan's two-year tenure in these positions, explain why you believe he will be able to
	turn around the losses in future.

	In sum, Furlong believes the following: (1) if the Company loses money continually, without change, it will eventually have a value of $0; (2) that the loses will slow and financial performance will improve, because a CEO with an M.D. degree can turnaround the financial performance of the Company; and (3) turnarounds in any company do not happen immediately.

	Furlong believes that if the losses 'were to be extrapolated into the future without change,' would the Company be given a value of $0. (Furlong believes this premise is true for any company that would have a projection of continual loses and has no positive terminal or sale value.) However, Furlong states that it does not believe these losses will be continued into the future, without change, because the Company now has a CEO with an M.D. degree (which, as the comment notes correctly, is Dr.
Eric Chan). Furlong recognizes that Dr. Eric Chan has had just under a two-year tenure in the office of CEO; however, it should be noted that the board composition was changed when several board members were removed by written consent in the third quarter of 2012, and the turnaround of any company may take several years upon the appointment of a new CEO and board of directors. Regardless, other than what was stated in the Offer, Furlong does not have any other specific information on why it believes Dr. Eric Chan will be able to turnaround the losses in the future nor does Furlong have specific information on when the turnaround will take place.

	In an attempt to clarify, in response to the comment we have added the following language to the 'Establishment of the Offer Price' on page 5:

	'Additionally, the Purchaser believes that a turnaround in any company's financial performance,
	including Dynacq's, can take several years.'

And

	'Dr. Eric K. Chan, was appointed the CEO of the
Company in May 2012 and has been the sole 	member of
the Board of Directors since October 2012. For more
information on the Company and its 	financial statements
please refer to the Company's most recent quarterly report
on Form 10-Q and 	annual report on Form 10-K and any other
materials sent to you by the Company.'

9.	The disclosure here states that 'Purchaser arrived at
the Offer Price with the intention of making a 	profit from
the ownership of the Shares.' Explain specifically how you
would intend to do so, given 	your disclosure that even
before the Offer, the trading volume of the Shares is
extremely limited and 	would become virtually non-existent
if the Offer is fully subscribed.

	As noted in the response to comment 4, Furlong has reduced the maximum number of shares sought. If the Offer is fully subscribed, Furlong will be a 9.9% Shareholder.
Because the comment refers to the Offer when it sought approximately 42% of the Shares, and considering that the trading volume and liquidity in shares of a company can change over time, we believe the Staff's concerns, in relation to the above comment, are no longer applicable.

Certain Information Concerning the Purchaser, Page 15

10.	We note that you (Daniel Rudewicz) are the sole
managing member of Purchaser and Furlong 	Financial LLC and
will be deemed to beneficially own all of the Shares owned
by both of those 	entities. Please explain why you have not
included yourself as a bidder in the Offer. For guidance on
	who should be included as a bidder in the tender
offer, please review Section II.D.2 ('Identifying 	the
Bidder in a Tender Offer') of the Current Issues and
Rulemaking Projects Outline (November 	14, 2000). We may
have additional comments. Note that if you add additional
bidders on the 	Schedule TO, all of the disclosure
required by that Schedule must be provided as to that
additional 	filer, to the extent it is not already provided
pursuant to General Instruction C.

	The sole manager of Furlong is Furlong Financial LLC. Daniel Rudewicz is the sole managing member of Furlong Financial LLC. Because of Mr. Rudewicz's power to vote the Shares, he would be deemed to beneficially own all of the Shares owned by the Furlong and Furlong Financial LLC. The information required by Instruction C to Schedule TO, including all information required by Items 3 and 5-8 about Daniel Rudewicz, was already incorporated in the Offer to Purchase dated February 19, 2014. Furthermore, Daniel Rudewicz signed the Schedule TO, filed with the SEC on February 19, 2014.

	In response to this comment, Furlong has revised the answer to 'Who is offering to buy my securities?' on page 1 to read as follows:

	'The offer to purchase your Shares is being made by
Furlong Fund, LLC (the 'Purchaser'), an 	investment fund.
Furlong Financial, LLC is the Investment Advisor of the
Purchaser. Daniel 	Rudewicz is the sole managing
member of Furlong Financial LLC and may be deemed to
	beneficially own all of the Company's Shares
beneficially owned by the Purchaser or by Furlong
	Financial LLC. The Purchaser is not affiliated with
the Company or its management. See 	'Introduction' of this
Offer to Purchase and 'Section 1- Terms of the Offer.''

	Additionally, Furlong has included Daniel Rudewicz in the named bidders in the Amendment 1 to Schedule TO.

 Conditions of the Offer, Page 16

11.	Refer to Offer condition (e) on page17. That
condition is implicated if 'the Securities and Exchange
	Commission, during its review process, deems the
Offer not in compliance with Section 14(d) of the
	Exchange Act, Section 14(e) of the Exchange Act, or
the corresponding rules promulgated under 	each
section.' As you know from this letter, we have identified
some possible deficiencies in your 	offer materials. Revise
this condition to clarify whether you are referring to the
normal staff review 	and comment process or a stop
order, etc.

	In response to this comment, Furlong has clarified the condition does not include the normal Staff review and comment process. The changes to page 17 read as follows:

	'the SEC, during its review process, deems the Offer
not in compliance with Section 14(d) of the 	Exchange
Act, 14(e) of the Exchange Act, or the corresponding rules
promulgated under both 	Sections to the extent that the SEC
has initiated, or notified the Purchaser it is considering,
an 	enforcement action, public report under Section 21(a)
of the Exchange Act, or any other sanction; 	provided,
however this condition does not refer to the normal review
and comment process by the 	staff of the SEC of the
Offer;'

Closing Information

	Furlong, Furlong Financial LLC, and Daniel Rudewicz acknowledge that : (1) they are responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you need any additional information, please do not hesitate to contact me.



						Sincerely,


	_____________________/s/________________
						The International
Business Law Group
						By: Cory White
						Counsel